UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 001 – 32205

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CB RICHARD ELLIS 401 (k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CB Richard Ellis Group, Inc.

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, California 90025

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009 and the related notes to these financial statements, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CB RICHARD ELLIS 401(k) PLAN

Date: June 29, 2011	/s/ GIL BOROK
Gil Borok
Chief Financial Officer (principal financial officer)

Date: June 29, 2011	/s/ ARLIN GAFFNER
Arlin Gaffner
Chief Accounting Officer (principal accounting officer)

CB RICHARD ELLIS 401(k) PLAN

NOTE:                All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the
CB Richard Ellis 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CB Richard Ellis 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, Schedule H, Part IV, Line 4i - schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas
June 29, 2011

CB RICHARD ELLIS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Participant-directed investments - at fair value	$795,991,047	$725,589,547

Receivables:
Notes receivable from participants	10,210,389	7,932,368
Employer contributions	1,999,888	—
Employee contributions	438,068	399,144

Total receivables	12,648,345	8,331,512

Cash	401,792	—

Total Assets	809,041,184	733,921,059

LIABILITIES:
Excess contributions refundable	561,504	692,510

Total Liabilities	561,504	692,510

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS TO CONTRACT VALUE	808,479,680	733,228,549

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	(1,750,180)

NET ASSETS AVAILABLE FOR BENEFITS	$808,479,680	$731,478,369

See accompanying notes to the financial statements.

CB RICHARD ELLIS 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CHANGES IN NET ASSETS ATTRIBUTABLE TO
Contributions:
Employee deferral contributions	$64,748,677	$62,863,341
Rollover contributions	3,648,932	4,631,786
Employer contributions	1,999,888	—

Total contributions	70,397,497	67,495,127

Investment income:
Net appreciation in fair value of investments	73,270,773	124,339,417
Interest income	1,616,705	2,921,013
Dividend income	13,687,328	11,963,132

Net investment income	88,574,806	139,223,562

Deductions:
Benefits paid to participants	81,750,794	60,805,903
Administrative expenses	220,198	184,164

Total deductions	81,970,992	60,990,067

NET INCREASE IN NET ASSETS	77,001,311	145,728,622

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	731,478,369	585,749,747

End of year	$808,479,680	$731,478,369

See accompanying notes to the financial statements.

CB RICHARD ELLIS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEARS THEN ENDED

1.                      DESCRIPTION OF PLAN

The following description of the CB Richard Ellis 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions. The Plan is sponsored by CB Richard Ellis Services, Inc. (“CBRE Services”), a subsidiary of CB Richard Ellis Group, Inc. (“CBRE Group”). CBRE Services, CBRE Group, and other subsidiaries of CBRE Group are hereinafter referred to jointly as the “Company”.

General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. Most of the Company’s non-union U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code (“IRC”), are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration—The Plan is administered by the Administrative Committee (the “Committee”) appointed by the Chief Executive Officer (“CEO”) of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, monitor the performance of the Plan investment funds and make recommendations to the CEO for vendor changes. Effective July 1, 2010, Merrill Lynch Pierce, Fenner & Smith, Inc. (“Merrill Lynch”) replaced Vanguard Fiduciary Trust Company (“Vanguard”) as the Plan’s recordkeeper.

Trustee—Effective July 1, 2010 and through December 31, 2010, Bank of America, N.A. (“Bank of America”) serves as trustee for all the Plan’s assets with the exception of the life insurance policies (see Note 5).  Prior to July 1, 2010, Vanguard served as trustee for all of the Plan’s assets with the exception of the life insurance policies (see Note 5).  CBRE Services serves as trustee for the life insurance policies.

Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of eligible pre-tax compensation through payroll deferrals, subject to certain IRC limitations. The percentage of eligible compensation for contributions of highly compensated employees may be limited by the Committee and the IRC. Participants may invest up to 25% of their plan accounts in the CB Richard Ellis Group, Inc. Stock Fund (“Stock Fund”).  Participants are allowed to contribute to the Plan amounts distributed from other tax-qualified plans.

Employer Contributions—The Plan allows discretionary matching contributions to the Plan in such amounts as determined by the Company’s management or Board of Directors, as appropriate. The Company currently matches 50% of its employee’s contributions up to the first 3% of the employee’s annual compensation (up to $150,000 of compensation).  The Company suspended its matching contributions during 2009 and 2010 due to adverse economic conditions.  However, the Company made a partial retroactive matching contribution of $1,999,888 for the 2010 plan year to eligible participants.  In order to be eligible for the 2010 partial retroactive match, a participant had to participate in the Plan in 2010 and be an active employee on December 31, 2010.  This partial retroactive matching contribution was accrued and reflected as an employer contribution receivable as of December 31, 2010.  As of January 1, 2011, the full match was reinstated.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions, and investment earnings or losses thereon, and charged with certain administrative expenses. Allocations of earnings are based on participant account balances in an investment. The overall benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006.  Effective January 1, 2007, Company matching contributions vest 20% per year over five years, except that participants who had been Company employees before April 1, 2007 in at least three calendar years receive immediate vesting in Company contributions.  In addition, participants become fully vested in Company matching contributions upon reaching age 65, permanent disability or death while employed by the Company, except in the case of participants with amounts transferred from the Trammell Crow Company Retirement Savings Plan (which merged with the Plan on July 1, 2007, subsequent to the acquisition of Trammell Crow Company) who become 100% vested upon reaching age 55, regardless of years of service.  Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested.

Forfeited Accounts—At December 31, 2010 and 2009, forfeited nonvested accounts totaled $807,575 and $597,645, respectively. These accounts are used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2010, nonvested accounts totaling $438,373 were forfeited, and $228,443 of administrative expenses/fees were paid.  During the year ended December 31, 2009, $528,303 of nonvested accounts were forfeited.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their vested accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations. All distributions are made in a single lump-sum cash payment equal to the balance of the participants’ or beneficiaries’ accounts.

Notes Receivable From Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period not to exceed three years (for loans entered into prior to July 1, 2010) or five years (for loans entered into on or after July 1, 2010). The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Committee. Outstanding loans at December 31, 2010 and 2009 have interest rates ranging from 5.25% to 10.25% and mature on various dates through January 2016.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting.

New Accounting Pronouncements—In January, 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements,” which provides amendments to the FASB Accounting Standards Codification (“ASC”) Subtopic 820-10 that require new disclosures regarding (i) transfers in and out of Level 1 and Level 2 fair value measurements and (ii) activity in Level 3 fair value measurements.  ASU 2010-06 also clarifies existing disclosures regarding (i) the level of asset and liability disaggregation and (ii) fair value measurement inputs and valuation techniques. As required, we adopted the new disclosures and clarifications of existing disclosure requirements, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  We are currently evaluating the disclosure impact of adoption on our financial statements, but do not expect it to have a material impact.

In September 2010, the FASB issued ASU No. 2010-25 which amended ASC Topic 962, “Plan Accounting-Defined Contribution Pension Plans,” as it relates to the presentation of loans to participants.  This amendment requires that loans to participants be shown as notes receivable from participants in the statement of net assets available for benefits.  This amendment is effective retrospectively to all prior periods presented for the first annual reporting period beginning after December 15, 2010.  Early application is permitted.  The Plan adopted this amendment during the year ended December 31, 2010.

Investment Valuation and Income Recognition—Investment contracts held by a defined contribution savings plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s investments are stated at fair value. Shares of mutual funds and securities held by the Merrill Lynch Equity Index Trust Tier 13 are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end. Life insurance policies are valued at cash surrender value.

The Vanguard Retirement Savings Trust is a common/collective trust that was valued by Vanguard based on the unit values of the funds.  Unit values were determined by dividing the fund’s net assets, which represented the fair market value of the underlying investments, by its units outstanding at the valuation dates. This common/collective trust had underlying investments in investment contracts which were valued at estimated fair market value of the underlying investments and then adjusted by Vanguard to contract value.

The Vanguard Retirement Savings Trust invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  As of July 1, 2010, all investments held by the Company in the Vanguard Retirement Savings Trust were transferred into the Merrill Lynch Retirement Preservation Trust (“Preservation Trust”).

For the period July 1, 2010 through October 6, 2010, investments held by the Preservation Trust were reported at contract value.  Effective October 6, 2010, the Preservation Trust was approved for termination and commencement of liquidation of its assets, at which point it changed from a stable value fund to a short-term bond fund.  As of December 31, 2010, all investments held by the Preservation Trust are stated at amortized cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan is invested in the Stock Fund, a unitized fund that includes shares of the Company’s common stock, which is valued at the quoted market price, and may also include interest-earning cash for pending transactions and accruals for income earned and benefits payable. The value of the Company’s common stock was $20.48 and $13.57 per share as of December 31, 2010 and 2009, respectively, which represented the quoted market price of CBRE Group common stock as of those dates.  The Stock Fund held 1,193,254 and

1,257,618 shares of common stock of CBRE Group, with a cost basis of $14,566,605 and $13,828,774, as of December 31, 2010 and 2009, respectively.  During the years ended December 31, 2010 and 2009, the Plan did not earn any dividend income related to the investment in the Stock Fund.

Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants—Participant loans are valued at amortized cost, which represents the unpaid principal balance plus interest accrued on participant loans.

Payment of Benefits—Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities, including mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and accompanying notes.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

3.       FAIR VALUE MEASUREMENTS

The “Fair Value Measurements and Disclosures” Topic of the FASB ASC (“Topic 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value.  This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.  The three levels of inputs used to measure fair value are as follows:

•    Level 1 - Quoted prices in active markets for identical assets and liabilities.

•    Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•    Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	December 31, 2010
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$189,727,918	$—	$—	$189,727,918
Balanced funds	138,678,471	—	—	138,678,471
Blended funds	104,821,180	—	—	104,821,180
Money market fund	49,713,201	—	—	49,713,201
Value funds	42,645,270	—	—	42,645,270
International funds	41,333,615	—	—	41,333,615
Intermediate-term bond fund	34,393,476	—	—	34,393,476
CB Richard Ellis Group, Inc. Stock Fund	24,437,041	—	—	24,437,041
Common/collective trust	—	169,616,306	—	169,616,306
Life insurance policies	—	624,569	—	624,569
Total	$625,750,172	$170,240,875	$—	$795,991,047

	December 31, 2009
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds
Balanced funds	$165,745,521	$—	$—	$165,745,521
Growth funds	114,819,291	—	—	114,819,291
Blended funds	91,438,441	—	—	91,438,441
International fund	74,697,461	—	—	74,697,461
Intermediate-term bond funds	50,950,195	—	—	50,950,195
Money market fund	49,655,974	—	—	49,655,974
Value funds	79,626,213	—	—	79,626,213
CB Richard Ellis Group, Inc. Stock Fund	17,065,880	—	—	17,065,880
Common/collective trust		80,958,780	—	80,958,780
Life insurance policies	—	631,791	—	631,791
Total	$643,998,976	$81,590,571	$—	$725,589,547

4.                    INVESTMENTS

The following investments as of December 31, 2010 and 2009 represent 5% or more of the Plan’s net assets available for benefits:

	2010	2009

Merrill Lynch Equity Index Trust Tier 13	$99,058,909	$—
Merrill Lynch Retirement Preservation Trust	70,557,397	—
American Funds Growth Fund of America	68,661,769	—
The Oakmark Equity & Income Fund	52,064,535	—
Bank of America Merrill Lynch Money Market Account	49,713,201	—
Blackrock Equity Dividend Fund	48,396,956	—
American Europacific Growth Fund	43,358,201	—
Vanguard Target Retirement 2025 Fund	42,051,187	4,340,004	*
Vanguard 500 Index Fund	—	91,438,441
Vanguard Retirement Savings Trust (at contract value)	—	79,208,600
Vanguard Wellington Fund	—	53,117,542
Vanguard Prime Money Market Fund	—	49,655,974
Vanguard Windsor II Fund	—	46,687,275
Vanguard International Growth Fund	—	42,568,262
Vanguard PRIMECAP Fund	—	41,485,900

*            This investment did not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009.  Included for comparative purposes.

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009

Mutual funds	$45,910,142	$112,306,177
Common/collective trusts	19,102,772	—
CB Richard Ellis Group, Inc. Stock Fund	8,256,482	12,030,267
Life insurance policies	1,377	2,973

Net appreciation of investments	$73,270,773	$124,339,417

5.       LIFE INSURANCE POLICIES

When the Trammell Crow Company Retirement Savings Plan merged into the Plan, some of the assets transferred consisted of life insurance policies issued by Great-West Life & Annuity Insurance Company (“Great-West”).  These policies are owned by CBRE Services, as trustee, for the benefit of the participants insured and may be distributed or surrendered at the participant’s direction.  Premiums are paid out of the cash surrender value of the specific insured’s insurance policy.  Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant or surrendered.  These contracts are fully allocated to the insured participant’s rollover account.  Therefore, these contracts are included at cash surrender value with Plan assets in the accompanying financial statements.  These policies had a face value of $5,350,000 and $5,450,000 as of December 31, 2010 and 2009, respectively.

6.       NON-DISCRIMINATION TESTING

During the years ended December 31, 2010 and 2009, the Plan Sponsor was informed that the Plan did not pass the IRC Section 401(k) Non-Discrimination for Employee Deferrals test.  In order to correct the noncompliance, the Plan refunded excess contributions in the amount of $561,504 and $692,510 to participants in March and June of 2011 and March of 2010, respectively.

7.       EXEMPT PARTY-IN INTEREST TRANSACTIONS

Certain of the Plan’s investments are funds managed by the Plan’s trustee and custodian, or its affiliates.  As a result, these transactions qualify as exempt party-in-interest transactions.  In addition, the Plan’s investment in the Stock Fund represents shares of stock in CB Richard Ellis Group, Inc., of which CBRE Services, the Plan’s sponsor, is a subsidiary. As a result, these transactions also qualify as exempt party-in-interest transactions.

8.                      ADMINISTRATIVE EXPENSES

The trustee and its affiliates charge certain administrative fees, which are paid by the Plan. All other Plan related administrative expenses may be paid by the Company, at its discretion.

9.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 28, 2007, that the Plan and related trust were designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.             PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and, although it has not expressed any intent to do so, to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

11.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2010 and 2009, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$808,479,680	$731,478,369
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	1,750,180
Participant loans in default - deemed distributions	(493,503)	(508,758)

Net assets available for benefits per the Form 5500	$807,986,177	$732,719,791

The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2010 and 2009, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

2010

Net increase in assets per the financial statements	$77,001,311
Decrease in participant loans in default - deemed distributions	15,255
Reverse prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2009	(1,750,180)

Net increase in assets per Form 5500	$75,266,386

2009

Net increase in assets per the financial statements	$145,728,622
Increase in participant loans in default - deemed distributions	(317,571)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2008	1,067,955
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2009	1,750,180

Net increase in assets per Form 5500	$148,229,186

*****

SUPPLEMENTAL SCHEDULE

CB RICHARD ELLIS 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

		(c)
	(b)	Description of Investment,		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	American Century Mid Cap Value Fund	Mutual Fund	**	$23,445,752
	American Europacific Growth Fund	Mutual Fund	**	43,358,201
	American Funds Growth Fund Of America	Mutual Fund	**	68,661,769
	Blackrock Equity Dividend Fund	Mutual Fund	**	48,396,956
	Dreyfus Bond Market Index Basic Shares	Mutual Fund	**	34,393,476
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	**	40,151,701
	Oakmark Global Fund	Mutual Fund	**	36,273,406
	Oppenheimer Developing Markets	Mutual Fund	**	5,060,209
	Perkins Small Cap Value Fund	Mutual Fund	**	19,199,518
	Pimco Total Return Fund Institutional Class	Mutual Fund	**	22,882,827
	Prudential Jennison Natural Resources Fund	Mutual Fund	**	2,370,686
	RS Technology Fund	Mutual Fund	**	1,989,003
	The Oakmark Equity & Income Fund	Mutual Fund	**	52,064,535
	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	4,286,224
	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	2,587,139
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	26,464,946
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	6,799,290
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	42,051,187
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	4,829,597
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	28,623,757
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	3,033,288
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	15,156,746
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	1,168,189
	Vanguard Target Retirement Income Fund	Mutual Fund	**	3,678,108
	Wells Fargo Advantage Small Cap Growth Fund	Mutual Fund	**	14,673,420

	Total Mutual Funds			551,599,930

*	Merrill Lynch Equity Index Trust Tier 13	Common/Collective Trust	**	99,058,909
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust	**	70,557,397

	Total Common/Collective Trusts			169,616,306

*	Bank of America Merrill Lynch Money Market Account	Money Market Fund	**	49,713,201

*	CB Richard Ellis Group, Inc. Stock Fund	Common Stock	**	24,437,041

	Great-West Life & Annuity Insurance Company	Life insurance policies	**	624,569

*	Notes Receivable From Participants	Interest rates of 5.25% to 10.25% (Maturity dates from January 2011 to January 2016)	**	10,210,389

	Total Investments			$806,201,436

*              Exempt party-in-interest

**       Cost information is not required for participant-directed investments and therefore is not included

See accompanying report of independent registered public accounting firm.